SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of June 19, 2003
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.







Notice
regarding
Forbearance Agreement
by
Corporacion Durango, S.A. de C.V.

With respect to the following notes (the Notes):





Description				ISIN		CUSIP		Amount		Amount Entering into
					   				Outstanding  	the Forbearance Agreement

Grupo Industrial Durango, S.A. de C.V	US40050MAA45	40050MAA4	18,230,000	15,478,000
12 5/8% Due 2003
Corporacion Durango, S.A. de C.V.	US21986MAA36	21986MAA3	301,743,000	291,805,00013 1/8% Senior Notes Due 2006
Corporacion Durango, S.A. de C.V.	US21986MAB19	21986MAB1	10,363,000	10,182,00013 1/2% Due 2008

Corporacion Durango, S.A. de C.V.	US21986MAD74	21986MAD7	40,562,000	40,562,000
13 3/4 % Senior Notes Due 2009


Corporacion Durango, S.A.de C.V.
	USP7448MAC30	P7448MAC3	134,438,000	134,438,000
13 3/4 % Senior Notes Due 2009


Corporacion Durango, S.A. de C.V. invited all holders of the Notes to enter into consensual negotiations with the Company.

The Company is pleased to announce that holders of over 97% of the outstanding principal amount of the Notes have agreed to the consensual negotiations with the Company and have entered into a forbearance agreement.

Under the terms of the agreement, such holders of the Notes received a forbearance fee of 2% on the principal amount of the Notes held.

Results for the following registered securities are provided above.



Information Available
Complete information with respect to the forbearance agreement is available from:

Bondholder Communications, Attn: Cassandra Diaz
30 Broad Street, 46th Floor
New York, NY 10004
U.S.A.
Phone:  1-212-809-2663
Fax: 1-212-422-0790
E-Mail:  cdiaz@bondcom.com
Web Site: www.bondcom.com/durango

The date and time of this Notice is Thursday, June 19, 2003, 10:00 A.M. New York City Time.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  June 19, 2003		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer